SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Cash Flows

Year ended December 31, 2018

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	**33,542**
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized losses on investments		32
Unrealized (gains) on securities segregated under Federal regulations		(93)
Changes in assets and liabilities:		
(Increase) in securities segregated under Federal regulations		(353,111)
Decrease (increase) in receivables from:		
Brokers and dealers		6,092
Customers (including officers)		(43,866)
Fees		(468)
Due from affiliates		1,399
(Increase) in investments		(329,490)
(Increase) in deposits with clearing organizations		(151,609)
Decrease in other assets		207
Increase (decrease) in payables to:		
Brokers and dealers		40,293
Customers (including officers)		868,180
Due to Parent		830
Due to affiliates		(4,834)
(Decrease) in securities sold not yet purchased		(21,338)
Increase in accrued compensation and benefits		1,524
(Decrease) in accrued expenses and other liabilities		(3,472)
Net cash provided by operating activities		**43,818**
Cash flows from financing activities:		
(Repayment) from bank loans		(50,000)
Debt issuance costs		(218)
Loan from Parent		22,500
Increase in bank overdraft payable		1,274
Net cash used for financing activities		**(26,444)**
Net increase in cash and cash equivalents		**17,374**
Cash and cash equivalents as of beginning of year		50,812
Cash and cash equivalents as of end of year	$	**68,186**
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	52,398
Cash paid during the year for taxes	$	-

7

The accompanying notes are an integral part of these financial statements.